UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aimmune Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

00900T107

(CUSIP Number)

Nestlé S.A.

Avenue Nestlé, 55

1800 Vevey

Switzerland

Attention: General Counsel

Facsimile: 011-41-21-924-2875

with a copy to:

David A. Carpenter, Esq.

Mayer Brown, LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2195

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00900T107

1.	Name of Reporting Person Nestle Health Science US Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 8,489,584
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 8,489,584
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,489,584
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 15.0%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)	Based upon a total of 56,590,813 shares of Common Stock outstanding as of February 26, 2018, as reported by the Issuer in its Prospectus Supplement to the Prospectus dated December 28, 2017, as filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2018.

CUSIP No. 00900T107

1.	Name of Reporting Person NIMCO US, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 8,489,584
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 8,489,584
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,489,584
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 15.0%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)	Based upon a total of 56,590,813 shares of Common Stock outstanding as of February 26, 2018, as reported by the Issuer in its Prospectus Supplement to the Prospectus dated December 28, 2017, as filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2018.

CUSIP No. 00900T107

1.	Name of Reporting Person Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 8,489,584
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 8,489,584
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,489,584
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 15.0%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)	Based upon a total of 56,590,813 shares of Common Stock outstanding as of February 26, 2018, as reported by the Issuer in its Prospectus Supplement to the Prospectus dated December 28, 2017, as filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2018.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), issued by Aimmune Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 8000 Marina Boulevard, Suite 300, Brisbane, California 94005.

Item 2. Identity and Background

(a) This statement is being filed jointly by Nestle Health Science US Holdings, Inc. (“NHS”), a Delaware corporation, with respect to the shares of Common Stock directly held by it, NIMCO US, Inc. (“NIMCO”), a Delaware corporation, with respect to the shares of Common Stock held by NHS, which is its wholly owned subsidiary and Nestlé S.A., the ultimate parent company (“Nestlé”, and together with NHS and NIMCO, the “Reporting Persons”), a corporation organized under the laws of Switzerland, with respect to the shares of Common Stock held by NHS. Nestlé is the ultimate parent company of NHS and NIMCO.

The directors and executive officers of each of the Reporting Persons are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

(b) The principal executive office of NHS and NIMCO is 383 Main Ave., 5th Floor, Norwalk, CT 06851. The principal executive office of Nestlé is Avenue Nestlé 55, CH-1800, Vevey Switzerland.

The residence or business address of each director and executive officer of NHS, NIMCO and Nestlé is set forth on Schedule I.

(c) The principal business of NHS and NIMCO is to advance nutrition in the food and pharmaceutical industries. The principal business of Nestlé and its subsidiaries is to manufacture and sell food and beverage products throughout the world; manufacture and sell skincare products; develop, manufacture and sell pharmaceutical products; and engage in related research and development activities. The principal business address of NHS, NIMCO and Nestlé is as disclosed in Item 2(b) above.

(d) – (e) Within the last five years, none of the Reporting Persons or any person named on Schedule I has been convicted of any criminal proceeding, or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As described more fully in Item 4 below, on November 3, 2016, NHS entered into a Securities Purchase Agreement with the Issuer, pursuant to which NHS purchased 7,552,084 newly issued shares of the Issuer’s Common Stock at a cash purchase price of $19.20 per share for an aggregate purchase price of $145 million. NHS purchased these shares with funds from its working capital. The Purchase Agreement is incorporated herein by reference as described in Item 7 below.

Additionally, as described more fully in Item 4 below, on February 26, 2018, NHS purchased 937,500 shares of Common Stock in a public offering by the Issuer that was registered with the Securities and Exchange Commission (the “SEC”) for an aggregate cash purchase price of $30 million. NHS purchased these shares with funds from its working capital.

Item 4. Purpose of Transaction

On November 23, 2016, NHS purchased 15.12% of the Issuer’s Common Stock (the “2016 Equity Investment”), pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), dated November 3, 2016, between the Issuer and NHS. In connection with the 2016 Equity Investment, Nestec Ltd. (“NESTEC”), a subsidiary of Nestlé, entered into a Strategic Collaboration Agreement (the “Collaboration Agreement”), dated as of November 3, 2016, with the Issuer; and NHS entered into a Standstill Agreement (the “Standstill Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”), each dated as of November 23, 2016, with the Issuer.

During the term of the Collaboration Agreement (which extends through November 23, 2018, unless earlier terminated or otherwise extended by the parties) and for so long as NESTEC or its affiliates hold not less than 10% of the Issuer’s Common Stock, NESTEC is entitled to designate one nominee to serve as a director on the Issuer’s board of directors. Upon the closing of the 2016 Equity Investment, the Issuer increased the size of its board of directors from six to seven directors to facilitate the appointment of NESTEC’s nominee, Gregory Behar, to its board. Additionally, pursuant to the Standstill Agreement, so long as the Collaboration Agreement is in effect, NHS is prohibited from taking certain specified control actions towards the Issuer without the prior written consent of a majority of the Issuer’s board of directors who are not affiliated with NHS.

On February 26, 2018, NHS purchased 937,500 shares of Common Stock (the “2018 Equity Investment”) in a public offering by the Issuer, for the purposes of preventing the dilution of NHS’s existing share ownership, which would have occurred as a result of the Issuer’s public offering of 5,500,000 shares.

The Reporting Persons from time to time review their investment in and collaboration with the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities and the terms of the existing agreements between the Reporting Persons and the Issuer, including the Standstill Agreement, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. Subject to the terms of the Standstill Agreement, if the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors and subject to the terms of the Standstill Agreement, the Reporting Persons may determine to dispose of some or all of the Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions. Subject to the terms of the Standstill Agreement, the Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

Item 5. Interest in Securities of the Issuer

(a) – (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The Common Shares reported on this Schedule 13D are held by NHS, which is a wholly-owned subsidiary of NIMCO, which is a wholly-owned subsidiary of Nestlé. Based upon information contained in the Issuer’s Prospectus Supplement to the Prospectus dated December 28, 2017 filed with the SEC on February 21, 2018, such Common Stock constitutes approximately 15.0% of the issued and outstanding Common Stock.

Additionally, Mr. Behar, who is listed on Schedule I hereto and was appointed to the Issuer’s board at the closing of the 2016 Equity Investment, received (i) a grant of options to acquire 39,510 shares of Common Stock vesting substantially in equal installments over a three year period from the date of appointment, subject to his continued service through the applicable vesting date and (ii) a grant of options to acquire 17,500 shares of Common

Stock, granted as of May 25, 2017 pursuant to the non-employee compensation plan of the Issuer. Nestlé is the beneficial owner of all options held by Mr. Behar. Mr. Behar has not exercised any options.

Except for the shares of Common Stock owned by NHS and the options held by Mr. Behar, as described in this Item 5, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) or on Schedule I hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule I hereto, have effected any transactions in the Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the 2016 Equity Investment, NHS and the Issuer entered into the Purchase Agreement, the Standstill Agreement and the Registration Rights Agreement, and NESTEC and the Issuer entered into the Collaboration Agreement.

Purchase Agreement

On November 3, 2016, the Issuer and NHS entered into the Purchase Agreement, pursuant to which the Issuer agreed to issue and sell to NHS 7,552,084 shares of Common Stock in a private placement for an aggregate cash purchase price of $145 million, representing, at the time, approximately 15.12% of the Issuer’s outstanding Common Stock. The transaction closed on November 23, 2016 and NHS purchased such shares of Common Stock at a price per share of $19.20. The Purchase Agreement contained customary representations, warranties and covenants by, among and for the benefit of the parties, as well as mutual indemnification obligations.

Collaboration Agreement

The Collaboration Agreement between the Issuer and NESTEC provides for collaboration between the parties in connection with the development of the Issuer’s products as contemplated therein, including by (i) sharing information relating to the Issuer’s activities directed towards the development of the Issuer’s products for the treatment of allergies to one or more particular types of food (the “Development Programs”) and (ii) providing the Issuer access to NESTEC’s scientific, clinical, regulatory and commercial expertise relevant to such Development Programs. In connection with the foregoing and pursuant to the Collaboration Agreement, NESTEC and the Issuer have formed a Pipeline Committee (the “Pipeline Committee”), initially comprised of four representatives of each party, which is the governing body for all matters within the scope of the Collaboration Agreement. In addition, during the term of the Collaboration Agreement and for so long as NESTEC or its affiliates hold not less than 10% of the Issuer’s outstanding Common Stock, NESTEC is entitled to designate one nominee to serve as a director on the Issuer’s board of directors, which such person, since November 23, 2016, has been Gregory Behar, the chief executive officer of Nestlé Health Science S.A., a subsidiary of Nestlé.

The term of the Collaboration Agreement (the “Term”) will end on November 23, 2018, unless earlier terminated or otherwise extended by the parties in accordance with the terms thereof. The Collaboration Agreement may be terminated by either party (i) upon 60 days’ written notice of an uncured material breach or (ii) upon a change of control of the other party. In addition, the Issuer may terminate the Collaboration Agreement upon 60 days’ written notice in the event NESTEC (or an affiliated entity) acquires or combines with a company engaged in the research, development or commercialization of certain oral immunotherapies intended to desensitize a patient to a food allergen. Further, NESTEC may terminate the Collaboration Agreement upon 60 days’ written notice in the event that the Issuer sells, conveys, transfers or licenses to a third party commercial rights to one or more of its products or Development Programs.

During the Term, the Issuer may conduct licensing or partnering discussions with other partners, with respect to the Development Programs, provided, that, should the Issuer elect to seek to partner with or collaborate with a third party or otherwise offer any commercial rights with respect to one or more specific Development Program(s), the Issuer shall provide NESTEC with the opportunity to enter into an exclusive negotiating period to negotiate in good faith for three months.

The Collaboration Agreement contains a non-competition covenant pursuant to which NESTEC has agreed not to engage in certain activities relating to certain areas of research, development or commercialization. The Collaboration Agreement also contains mutual non-solicitation and confidentiality provisions.

Standstill Agreement

Pursuant to the Standstill Agreement, NHS has agreed that until the later of (i) the termination of the Collaboration Agreement and (ii) November 23, 2018, neither NHS nor any of its affiliates shall (without the prior written consent of a majority of the members of the Issuer’s board of directors who are not affiliated with NHS):

•	effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or in any way advise, assist, knowingly facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause:

◇	any acquisition, or obtaining any economic interest in, any right to direct the voting or disposition of, or any other right with respect to, any securities of the Issuer or any of its subsidiaries (or any rights, options or other securities convertible into or exercisable or exchangeable for such securities or any obligations measured by the price or value of any securities of the Issuer or any of its subsidiaries, including without limitation any swaps or other derivative arrangements), in each case, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions pursuant to any agreement, arrangement or understanding, without the prior consent of the Issuer’s board of directors;

◇	any tender or exchange offer, merger, consolidation, business combination or acquisition or disposition of assets of the Issuer or any of its subsidiaries;

◇	any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries; or

◇	any “solicitation” of “proxies” (as such terms are used in Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or consents to vote any voting securities of the Issuer, or become a “participant” in any “election contest” (as such terms are defined in Rule 14a-11 of the Exchange Act) or propose, or solicit stockholders of the Issuer for the approval of, any stockholder proposals with respect to the Issuer or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer;

•	form, join or in any way participate in a “group” (as defined under the securities laws) with respect to any securities of the Issuer or any securities convertible into Common Stock or any other voting securities of the Issuer or otherwise act in concert with any person in respect of any such securities;

•	otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the Issuer;

•	take any action which would reasonably be expected to result in the Issuer or its representatives being obligated to make a public announcement regarding any of the types of matters set forth in the Standstill Agreement;

•	enter into any discussions or arrangements with any third party with respect to any of the foregoing; or

•	publicly disclose any intention, plan or arrangement regarding any of the matters referred to above.

(collectively, the “Standstill Restrictions”).

The Standstill Restrictions shall not apply after (A) a public announcement by the Issuer of the initiation of any merger, consolidation, acquisition, scheme, business combination or other extraordinary transaction in which the Issuer or any of its subsidiaries is a constituent corporation or party or (B) the submission of any bona fide offer or attempt by any third party to acquire all or a substantial portion of the securities or assets of the Issuer through any means, process or structure.

In addition to the Standstill Restrictions, the Issuer and NHS agreed that, subject to certain limited exceptions, until November 23, 2018, neither NHS nor its affiliates shall sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock.

Registration Rights Agreement

The Registration Rights Agreement provides NHS with certain registration rights with respect to the 7,552,084 shares of Common Stock (the “Shares”) that NHS purchased from the Issuer in connection with the 2016 Equity Investment. Pursuant to the Registration Rights Agreement, the Issuer has agreed to register the Shares on a registration statement to be filed with the SEC upon the request of NHS, which request cannot be made prior to the 45th day preceding November 23, 2018. The Registration Rights Agreement contains customary indemnification provisions and terminates if NHS fails to request that the Shares be registered within the four year anniversary of the Effective Date or, if earlier, such date that NHS and its affiliates own in the aggregate less than 30% of the number of shares of Common Stock that NHS and its affiliates owned in the aggregate as of the date of the Registration Rights Agreement.

The foregoing descriptions of the Purchase Agreement, the Collaboration Agreement, the Standstill Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their respective entireties by reference to the Purchase Agreement, the Collaboration Agreement, the Standstill Agreement and the Registration Rights Agreement which are incorporated by reference herein, as described in Item 7 below.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Securities Purchase Agreement, dated as of November 3, 2016, between NHS and the Issuer (Incorporated by reference to Exhibit 10.5(b) to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed by the Issuer on March 15, 2017).

Exhibit 99.2	Strategic Collaboration Agreement, dated as of November 3, 2016, between NESTEC and the Issuer (Incorporated by reference to Exhibit 10.5(a) to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed by the Issuer on March 15, 2017).

Exhibit 99.3	Standstill Agreement, dated as of November 23, 2016, by and among Nestle Health Science US Holdings, Inc. and the Issuer (Incorporated by reference to Exhibit 4.5 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed by the Issuer on March 15, 2017).

Exhibit 99.4	Registration Rights Agreement, dated as of November 23, 2016, by and among Nestle Health Science US Holdings, Inc. and the Issuer (Incorporated by reference to Exhibit 4.4 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed by the Issuer on March 15, 2017).

Exhibit 99.5	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 26, 2018

NESTLE HEALTH SCIENCE US HOLDINGS, INC.

By:	/s/ Andrew Glass
	Name:	Andrew Glass
	Title:	Assistant Secretary

NIMCO US, INC.

By:	/s/ Alan Pasetsky
	Name:	Alan Pasetsky
	Title:	Assistant Treasurer Taxes

NESTLÉ S.A.

By:	/s/ David P. Frick
	Name:	David P. Frick
	Title:	Secretary to the Board of Directors

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF NHS,

PERSONS CONTROLLING NHS AND EXECUTIVE OFFICERS AND DIRECTORS OF OTHER PERSONS IN CONTROL OF NHS

NHS

NHS is a corporation organized under the laws of the State of Delaware with its principal business address at 383 Main Ave., 5th Floor, Norwalk, CT 06851. NHS is a wholly-owned subsidiary of NIMCO. The name, present principal employment and citizenship of each director and executive officer of NHS is set forth below.

Name	Present Principal Employment	Citizenship
1. Claudio Kuoni	Director, NHS	Swiss
2. James Pepin	Director and President, NHS	US
3. Michael Prewitt	Secretary (non Director), NHS	US
4. Kevin Yi	Treasurer, NHS	US

NIMCO

NIMCO is organized under the laws of the State of Delaware with its principal business address at 383 Main Ave., 5th Floor, Norwalk, CT 06851. NIMCO is a wholly-owned subsidiary of Nestlé. The name, present principal employment and citizenship of each director and executive officer of NIMCO is set forth below.

Name	Present Principal Employment	Citizenship
1. Paul Grimwood	Chairman of the Board, Chief Executive Officer and President, NIMCO	UK
2. Steven Presley	Director and Chief Financial Officer, NIMCO	US
3. Kevin Yi	Treasurer, NIMCO	US
4. Dan Nugent	Chief Legal Officer, NIMCO	US
5. Michael Prewitt	Secretary (non Director), NIMCO	US

Nestlé

Nestlé is a corporation organized under the laws of Switzerland with its principal business address at Avenue Nestlé 55, CH-1800, Vevey Switzerland. The name, present principal employment and citizenship of each director and executive officer of Nestlé is set forth below.

Name	Present Principal Employment	Citizenship
1. Paul Bulcke	Non-Executive Director, Chairman, Nestlé S.A.; Vice-Chairman, L’Oréal S.A.; Board member, Roche Holding Ltd.	Belgian/Swiss
2. Ulf Mark Schneider	Chief Executive Officer, Board member, Nestlé S.A.	German/US
3. Andreas Koopman	Non-Executive Director, Vice Chairman, Nestlé S.A.; Chairman, Georg Fischer AG;	Swiss

Name	Present Principal Employment	Citizenship
4. Henri de Castries	Non-Executive Director, Lead Independent Director, Nestlé S.A.; Board member, HSBC Holdings plc	French
5. Beat W. Hess	Non-Executive Director; Chairman, LafargeHolcim Ltd; Vice Chairman Sonova Holding AG	Swiss
6. Renato Fassbind	Non-Executive Director; Vice Chairman, Swiss Re AG	Swiss
7. Steven George Hoch	Non-Executive Director; Partner, Brown Advisory, LLC,	Swiss/US
8. Naïna Lal Kidwai	Non-Executive Director; Chairman, Max Financial Services Ltd.	Indian
9. Jean-Pierre Roth	Non-Executive Director; Board member: Swatch Group, MKS (Switzerland) SA; Vice Chairman: Arab Bank (Switzerland) Ltd.	Swiss
10. Ann M. Veneman	Non-Executive Director; Board member: Alexion Pharmaceuticals Inc., the Global Health Innovative Technology Fund, JUST Capital and the Clinton Health Access Initiative.	US
11. Eva Cheng	Non-Executive Director; Board member: Trinity Limited, Haier Electronics Group Co. Ltd., Amcor Ltd.	Chinese
12. Ruth Khasaya Oniang’o	Non-Executive Director; Adjunct Professor of Nutrition, Tufts University; Executive Director, Rural Outreach Program Kenya; Founder and Editor in Chief of the African Journal of Food, Agriculture, Nutrition and Development	Kenyan
13. Patrick Aebischer	Non-Executive Director; Professor of Neurosciences and Director of the Neurodegenerative Disease Research Laboratory, Brain Mind Institute EPFL	Swiss

Name	Present Principal Employment	Citizenship
14. Ursula M. Burns	Non-Executive Director; Board member: American Express Company, Exxon Mobil Corporation, Ford Foundation, Uber Technologies.	US
15. Laurent Freixe	Executive Vice President and Chief Executive Officer: Zone Americas	French
16. Chris Johnson	Executive Vice President: Nestlé Business Excellence	US
17. Patrice Bula	Executive Vice President: Strategic Business Units, Marketing, Sales and Nespresso	Swiss
18. Wan Ling Martello	Executive Vice President and Chief Executive Officer: Zone Asia, Oceania and Sub-Saharan Africa	US
19. Stefan Palzer	Executive Vice President: Chief Technology Officer	German
20. Marco Settembri	Executive Vice President and Chief Executive Officer: Zone Europe, Middle East and North Africa	Italian
21. François-Xavier Roger	Executive Vice President; Chief Financial Officer (includes Finance and Control, Legal, IP, M&A, Tax, Treasury, Investor Relations)	French
22. Magdi Batato	Executive Vice President: Operations	Swiss
23. Peter R. Vogt	Deputy Executive Vice President: Human Resources	Swiss
24. Maurizio Patarnello	Deputy Executive Vice President: Nestlé Waters	Italian
25. Grégory Behar	Chief Executive Officer: Nestlé Health Science	Swiss
26. David P. Frick	Senior Vice President: Corporate Governance, Compliance and Corporate Services	Swiss